December 2, 2016

Via EDGAR

Mr. Carlos Pacho, Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Telecom Corporation Limited

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 28, 2016

File No. 001-31517

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated November 4, 2016, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”). The Company will submit a copy of this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2015 Form 20-F.

Form 20-F for the Year Ended December 31, 2015

2. Disposal of Certain Telecommunications Towers and Related Assets, page F-10

1.	We note in your response to comment four that you considered IAS 28 and IAS 16 in determining the accounting for the China Tower transaction. Please expand your response to describe how you determined the transaction has commercial substance. Please refer to IAS 16.24 -25 and IAS 28.30. In this regard, we note that you, the other telecom entities contributing assets, and China Tower are all controlled or ultimately controlled by the People’s Republic of China.

The Company respectfully advises the Staff that the Company determined the transaction of disposal (the “Tower Assets Disposal”) of certain telecommunications towers and related assets (the “Tower Assets”) had commercial substance after taking into consideration the following accounting standards:

Mr. Pacho

The Company hereby refers to paragraphs 24 and 25 in IAS 16:

One or more items of property, plant and equipment may be acquired in exchange for a non-monetary asset or assets, or a combination of monetary and non-monetary assets. The following discussion refers simply to an exchange of one non-monetary asset for another, but it also applies to all exchanges described in the preceding sentence. The cost of such an item of property, plant and equipment is measured at fair value unless (a) the exchange transaction lacks commercial substance or (b) the fair value of neither the asset received nor the asset given up is reliably measurable. The acquired item is measured in this way even if an entity cannot immediately derecognise the asset given up. If the acquired item is not measured at fair value, its cost is measured at the carrying amount of the asset given up.

An entity determines whether an exchange transaction has commercial substance by considering the extent to which its future cash flows are expected to change as a result of the transaction. An exchange transaction has commercial substance if:

(a)	the configuration (risk, timing and amount) of the cash flows of the asset received differs from the configuration of the cash flows of the asset transferred; or

(b)	the entity-specific value of the portion of the entity’s operations affected by the transaction changes as a result of the exchange; and

(c)	the difference in (a) or (b) is significant relative to the fair value of the assets exchanged.

Besides, the Company hereby refers to paragraph 30 in IAS 28:

The contribution of a non-monetary asset to an associate or a joint venture in exchange for an equity interest in the associate or joint venture shall be accounted for in accordance with paragraph 28, except when the contribution lacks commercial substance, as that term is described in IAS 16 Property, Plant and Equipment. If such a contribution lacks commercial substance, the gain or loss is regarded as unrealised and is not recognised unless paragraph 31 also applies. – with commercial substance, so realized to the extent allowed by IAS 28.

Such unrealised gains and losses shall be eliminated against the investment accounted for using the equity method and shall not be presented as deferred gains or losses in the entity’s consolidated statement of financial position or in the entity’s statement of financial position in which investments are accounted for using the equity method.

Mr. Pacho

Before the Tower Assets Disposal, the Tower Assets were initially constructed and used by the Company for the purpose of supporting the Company’s telecommunications business. The Tower Assets have not been operated as a stand-alone business by the Company, but were used together with other telecommunications equipment, from the provision of telecommunications services, to generate cash inflows. In addition, before the Tower Assets Disposal, repair and maintenance expenses incurred on the Tower Assets were borne and paid directly by the Company to support its daily operation and ensure the quality of its telecommunications services. Therefore, the Company directly bore all the cash outflows from the initial construction and subsequent repair and maintenance of the Tower Assets, and bore all the risks arising from the Tower Assets, such as risks of damage and wear and tear, as part of its daily operation.

After the Tower Assets Disposal, as the Company received the equity shares of China Tower Corporation Limited (“China Tower”), the relevant cash flow from such received assets will be the cash inflows from investing activities, such as cash dividend received from holding the equity shares of China Tower. In addition, the Company also bears the risk and rewards of changes in the value of the equity shares of China Tower if China Tower goes public or runs into liquidation in the future. Moreover, after the Tower Assets Disposal, the cash inflows from cash dividend received from China Tower are generated by the operation of the telecommunications towers and related assets from the Company, China Mobile Limited and China Unicom (Hong Kong) Limited (collectively, the “Telecom Operators”) that transferred assets to China Tower as well as newly constructed telecommunications towers and related assets by China Tower while the Company has to bear the cash outflows related to the lease fee of telecommunications towers and related assets. However, the Company only has significant influence over China Tower’s financial and operating policies, including dividend policy, so it cannot control the cash inflow from dividend. On the other hand, before the Tower Assets Disposal, the Company can only enjoy the cash inflows from the operation of its own Tower Assets together with other equipment.

Consequently, the configuration of the cash flows of the equity shares of China Tower, which is the asset received, differs significantly from the configuration of the cash flows of the Tower Assets, which are the assets transferred.

Although the Company, China Tower and the other two Telecom Operators contributing assets in the transaction are all controlled or ultimately controlled by the People’s Republic of China (“PRC”), the consideration of the Tower Assets Disposal as well as the daily operation of the Company was determined upon negotiations on an arm’s length basis, and the terms of the transaction were conducted on terms comparable to the terms of transactions with other entities that were not government-related. The Company and the other two Telecom Operators are all publicly listed and the transaction was approved by the Company’s board of directors which include independent non-executive directors.

Mr. Pacho

Furthermore, the disposal of the tower assets of the three Telecom Operators have its own commercial grounds. After the disposal of the tower assets, the three Telecom Operators do not need to incur their own costs on the construction and maintenance of such assets. Instead, China Tower could spend the capital expenditure on tower assets more efficiently and reduce the operating cost in the long-term by centralizing constructions and operations of telecommunications towers, reducing duplicated constructions and sharing the resources among Telecom Operators. In return, the three Telecom Operators can reduce their burden and risks of constructing and operating the tower assets, and enjoy a more competitive lease fee from China Tower as a result of its more efficient tower operation. Similarly, after the Tower Assets Disposal, the Company can free up its resources from the constructions and operations of Tower Assets and focus its resources on the operations of its core telecommunications business, its transformation into a modern integrated information services provider and innovations. The Company also enjoys the benefits from the sharing of telecommunications towers and related assets, faster constructions and better locations of telecommunications towers, in turn, improving its network coverage and quality.

Taking into consideration the foregoing factors, the Company determined that the Tower Assets Disposal had commercial substance.

2.	We note your responses to comment four and your conclusion that the fair value of the equity shares issued by China Tower to you as consideration was determined by reference to the fair value of the assets transferred. In this regard:

•	Tell us the valuation methods and assumptions used to determine the fair value of the assets transferred to China Tower. Referring to IFRS 13.27, explain how that method took into account the highest and best use of the non-financial asset.

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016, the appraised value of the Tower Assets ascertained after the filings as required by the laws and regulations of the PRC was final for the purpose of determining the total consideration payable by China Tower. The Company involved an independent qualified appraiser to perform the valuation of the Tower Assets. Based on the purpose of appraisal and the characteristics of the appraised targets, and the applicable conditions of the appraisal method, the total replacement cost multiplying the newness rate, which is determined mainly according to the economic lifespan and the number of years used of the Tower Assets and adjusted according to the conditions identified from site inspection by the appraisers (the “Replacement Cost Method”), was adopted to be the valuation method used as a reference for the determination of the appraised value of the majority of Tower Assets.

Mr. Pacho

The appraisal was conducted on the following assumptions:

(a)	there are no material changes in the political, economic and social environments in the relevant nations and regions after the appraisal day;

(b)	there are no material changes in the relevant national macroeconomic policy, industrial policy and regional development policy after the appraisal day;

(c)	there are no material changes in the relevant interest rate, exchange rate, tax bases and tax rates and policy-based levies after the appraisal day; and

(d)	there is no material adverse impact caused by any force majeure event after the appraisal day.

The Company hereby refers to paragraphs 27 and 29 in IFRS 13:

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Highest and best use is determined from the perspective of market participants, even if the entity intends a different use. However, an entity’s current use of a non-financial asset is presumed to be its highest and best use unless market or other factors suggest that a different use by market participants would maximize the value of the asset.

The Tower Assets are used for the provision of telecommunications services by the Company. After the Tower Assets Disposal, the three Telecom Operators lease the telecommunications towers and related assets from China Tower to support their business operations, and in the meantime, to reduce duplicated capital expenditure and save maintenance cost.

Mr. Pacho

However, as of the completion date of the Tower Assets Disposal, the lease agreements between China Tower and the three Telecom Operators were still under negotiation. The future economic benefits generated by the Tower Assets from the leasing arrangement could not be reasonably and reliably determined at that time. Besides, the Tower Assets were not cash flow-generating in nature on a stand-alone basis as the Tower Assets had not been operated as a stand-alone business by the Company before the Tower Assets Disposal. Taking into consideration the forgoing factors, the Company did not adopt the discounted cash flow method, or income approach to determine the fair value of Tower Assets as the Company could not obtain a reasonable and reliable estimate of future cash flow as the basis for the discounted cash flow method as of the date of the Tower Assets Disposal.

Moreover, as the Tower Assets are mainly assets used by telecommunications operators to provide telecommunications services, there was no market transactions with comparable scale in the domestic market. That is why the Company was not able to identify a transaction price under transactions with similar scale and similar assets to determine the fair value of Tower Assets by adopting the market method. Instead of the discounted cash flow method and the market method, the Replacement Cost Method, which has taken into account the factors, of which the sources were observable in the market, such as the cost of construction and installation of the tower structure, cost of construction and installation of infrastructure related to the towers, upfront expenses and other expenses, such as management expenses, survey and design expenses, cost of capital and the deductible value-added tax, and the newness rate, which is determined mainly according to the economic lifespan and the number of years used of the Tower Assets and adjusted according to the conditions identified from site inspection by the appraisers, was adopted. In fact, factors considered in determining the replacement cost, such as cost of tower construction, were also the factors used to determine the lease fee for these Tower Assets in the lease contract. As such, the fair value determined under the Replacement Cost Method will also mirror the fair value determined under the income approach.

Having considered all the above factors, the Company has considered that the Replacement Cost Method, which has reflected the current value of the Tower Assets as if they were used by China Tower to operate the lease of towers asset business, was the more appropriate valuation method, and provided the most reasonable and reliable information to determine the fair value of the Tower Assets. This fair value has also reflected the value of the Tower Assets in their highest and best use.

Mr. Pacho

Upon the negotiation among China Tower and the three Telecom Operators and the approval from the board of directors of China Tower and the three Telecom Operators, agreements were entered into by all parties to conduct the transaction at consideration determined with reference to the appraised value of the assets contributed by each operator mainly using the Replacement Cost Method, which also complied with PRC laws and regulations.

•	When determining the fair value of the assets transferred, tell us whether you considered the fair value of the lease contracts entered into with China Tower and the other two telecom investors. Tell us the fair value of these lease contracts and how it was determined.

The Company respectfully advises the Staff that as discussed in the foregoing bullet point, the fair value of the assets transferred was determined by reference to the appraised value which was arrived at by adopting the Replacement Cost Method. The Company did not consider the fair value of the lease contracts as the lease contracts among China Tower and the three Telecom Operators were still under negotiation as of the date of Tower Assets Disposal, and the Replacement Cost Method did not require the Company to take the fair value of the lease contracts into consideration when determining the appraised value of Tower Assets.

•	Addressing paragraphs 57-60 and paragraph B4 of IFRS 13, explain to us why the fair value of the assets transferred is representative of the fair value of China Tower equity. Since the assets transferred are non-financial assets, please explain to us how the fair value of a non-financial asset captures the elements of a financial asset (i.e. equity of China Tower)

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016:

(a)	China Tower was still in its earliest year (founded in July 2014 with cash capital injection by its shareholders) and did not carry out substantial business as of the date of the Tower Assets Disposal. Before the transfer of the Tower Assets, majority of the net assets of China Tower were cash injected by the shareholders. After the transfer of the Tower Assets, majority of the net assets of China Tower becomes the Tower Assets, of which the fair value then constitutes the major part of the value of China Tower; and

Mr. Pacho

(b)	Concurrently with the Tower Assets Disposal, China Reform Holding Corporation Limited made cash subscription for new shares issued by China Tower at the stock price of RMB1 per share, which was the same as the fair value of each equity share that the Company received as consideration.

Taking into consideration the foregoing factors, the value of each equity share the Company received from China Tower as consideration was determined at RMB1 per share.

Besides, the Company has considered paragraph 26 in IAS 16 when determined the total value of equity shares issued by China Tower.

The Company hereby refers to paragraph 26 in IAS 16:

The fair value of an asset is reliably measurable if (a) the variability in the range of reasonable fair value measurements is not significant for that asset or (b) the probabilities of the various estimates within the range can be reasonably assessed and used when measuring fair value. If an entity is able to measure reliably the fair value of either the asset received or the asset given up, then the fair value of the asset given up is used to measure the cost of the asset received unless the fair value of the asset received is more clearly evident.

In Tower Assets Disposal, the Company has given up Tower Assets in order to receive equity shares of China Tower. In view of the requirement of paragraph 26 in IAS 16 as the Company was able to measure reliably the fair value of the Tower Assets as discussed in foregoing bullet points, the total value for the equity shares of China Tower recognized by the Company was therefore measured at the appraised value of Tower Assets.

In addition, the Company hereby refers to paragraph B4 (a) in IFRS 13:

When determining whether fair value at initial recognition equals the transaction price, an entity shall take into account factors specific to the transaction and to the asset or liability. For example, the transaction price might not represent the fair value of an asset or a liability at initial recognition if any of the following conditions exist:

(a)	The transaction is between related parties, although the price in a related party transaction may be used as an input into a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

Mr. Pacho

As discussed in the Company’s response to comment one, although the Company and China Tower are related parties, the consideration of the Tower Assets Disposal was determined upon negotiations on an arm’s length basis between the Company and China Tower. The replacement cost was arrived after taking into account various factors, such as costs of construction and installation, which were with reference to comparable market prices. As such, the Tower Assets Disposal was conducted on terms comparable to the terms of transactions with other entities that were not government-related and all transaction terms were approved by the Company’s board of directors. As paragraph B4 (b) to (d) in IFRS 13 were not applicable to this transaction, the Company concluded that the fair value of the equity investment in China Tower at initial recognition equaled the transaction price for the Tower Assets.

3.	We note your response to comment four and your conclusion that the lease arrangements to use the transferred assets are operating leases. Please address the following.

•	Tell us the options available to you at the end of the lease term to have access to the towers owned by China Tower or other towers owned by another party. Refer to IAS 17.10(c).

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016, the lease terms does not include any option for the Company to purchase the telecommunications towers and related assets or renew the contract at a lower than market price at the end of lease term. As China Tower integrates the telecommunications tower resources, the Company can choose to lease the tower assets that previously belonged to other two Telecom Operators in order to optimize the Company’s network coverage and quality.

Mr. Pacho

At the end of the lease term, the Company can choose not to lease the Tower Assets it previously owned because China Tower can also lease such assets to the other Telecom Operators, who may have different network coverage needs than the Company. Besides, China Tower has alternative use of telecommunication towers and related assets to generate cash inflow other than leasing them to telecommunications operators, such as providing surveillance services for government authorities by installing equipment such as closed circuit cameras on the towers. China Tower can also relocate the telecommunications towers to another location after the end of lease term in order to better meet the network coverage requirements from customers in different locations.

Instead, at the end of the lease term, the Company will assess the status of each individual tower and its network coverage to decide whether (1) to extend the lease contract of each tower as the Company may have changing needs with respect to network coverage, which depend on its service locations or demand from subscribers in different service areas, (2) to share other towers that are leased simultaneously by the other two Telecom Operators or (3) to share the telecommunications network capabilities of the other two Telecom Operators directly.

In view of the above arguments, even though the Company has to continue using telecommunications towers and related assets to support the daily operation of its telecommunications business, it is not necessary that the Company has to continue leasing or using each specific single tower asset till the end of the asset useful life. As such, there is no clause in the lease contract that indicates the Company has any option available at the end of the lease term to repurchase the Tower Assets or renew the lease contracts, and the Company will not lease any specific tower for the major part of its economic life as stated in IAS 17.10(c).

•	Provide us with your analysis of the present value of lease payments assuming no end to your lease term. Refer to IAS 17.10(d).

The Company respectfully advises the Staff that as stated in the Company’s response to the Staff’s comment letter dated September 7, 2016, the service period of the lease contract is five years and there is no term of automatic extension of the agreement. Also, the Company has no plan to lease the Tower Assets till the end of their useful life. Therefore, the Company only made an analysis on the present value of lease payments based on the contractual lease term of five years. The present value of lease payment for five years accounts for around 70% of the fair value of Tower Assets. When calculating the present value of minimum lease payment, the Company has assumed no early termination to its lease term and has taken into account the share rate of the Tower Assets with the other two Telecom Operators, and has taken its incremental borrowing rate of interest as the discount rate. After calculation, the present value of lease payment is less than the fair value of the telecommunications towers and related assets, and is not considered substantially all of the fair value of such assets.

Mr. Pacho

•	Tell us the terms of the lease with respect to your exclusive use of a specified location on the towers and other technical requirements. Refer to IAS 17.10(e).

Although different telecommunications operators may develop different telecommunications technologies or use different spectrums for data and voice transmissions, operators are compatible in sharing the telecommunications towers. The technical requirements of the height or locations of towers where the equipment installed are flexible among the operators. Therefore, the Company does not have any exclusive use of any specified location on the towers. The lease contract also does not contain any clause granting the Company or any of the other two Telecom Operators with exclusive use of any part of the towers.

*  *  *  *

Mr. Pacho

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Xu Fei, by telephone at (+86-10) 5850-2281, by fax at (+86-10) 6601-0728 or by email at xufei@chinatelecom.cn.

Very truly yours,

/s/ Ke Ruiwen
Ke Ruiwen Executive Director and Executive Vice President (performing the functions of the principal financial officer)

cc:	Inessa Kessman

Terry French

(Securities and Exchange Commission)

Jian Liang

Fei Xu

(China Telecom Corporation Limited)

Chun Wei

(Sullivan & Cromwell (Hong Kong) LLP)

Taylor Lam

(Deloitte Touche Tohmatsu)